

October 31, 2011

Via E-mail
William F. Lacey
Executive Vice President and Chief Financial Officer
GSE Holding, Inc.
19103 Gundle Road
Houston, TX 77073

> **Re:** **GSE Holding, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 19, 2011**
> **File No. 333-175475**

Dear Mr. Lacey:

We have reviewed your registration statement and have the following comments.

Market and Industry Data, page 1

1. We note your response to comment seven of our letter dated August 4, 2011 and your revised disclosure. Specifically, we note your revised statement that the market and industry data included in the prospectus are "inherently imprecise." Please tell us what you mean by this statement, and explain to us why you believe the data are nonetheless reliable.

Prospectus Summary, page 3

2. We note your response to comment ten of our letter dated August 4, 2011 and your revised disclosure addressing your debt. We continue to believe that you should ensure that the information you provide in your summary is balanced. For example, please address the fact that you have had a net loss in each of the last three fiscal years and that you have a recent history of variable revenues. Please note that this is not meant to be an exclusive list of how you should balance your summary.

3. We note your response to comment 12 of our letter dated August 4, 2011. As previously requested, please revise your disclosures throughout the filing to give more prominence to your U.S. GAAP results and ensure that you have disclosed your U.S. GAAP results whenever you present Non-GAAP results. For example, on page 4, you continue to only discuss adjusted EBITDA and adjusted gross margin without also discussing the comparable U.S. GAAP financial measures.

Capitalization, page 33

4. We note your response to comment 15 of our letter dated August 4, 2011. It is not clear why you do not also refer to the equity issuances pursuant to bonus letter agreements and the exercise of options in your notes to the capitalization table. Please advise or revise as necessary. Please also disclose how you intend to determine the fair value of these equity issuances, including if it will be the IPO price.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 37

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 38

5. Please present the historical and pro forma shares authorized, issued and outstanding on the face of your pro forma balance sheet.

6. It appears that you have excluded material nonrecurring charges and related tax effects from your pro forma statements of operations pursuant to Rule 11-02(b)(5) of Regulation S-X. For example, you will be paying a cash termination fee for the management services agreement as well as bonuses in the form of stock, which will be recorded as a one-time cash charge as discussed in the note to adjustment (3)(d). Please continue to present these amounts as adjustments to accumulated deficit on your pro forma balance sheet. Please also disclose in a footnote to your pro forma statement of operations the amount of these charges and that you have excluded them from your pro forma statements of operations, because they are nonrecurring.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 39

7. It appears that the adjustment to your income tax benefit on your pro forma statement of operations for the year ended December 31, 2010 should be 2(c) rather than 2(b). Please revise or advise as necessary.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements, page 41

8. Adjustment 3(d) reflects the elimination of management fees due to the termination of your management services agreement. Please disclose whether there will be any incremental costs associated with having to replace the services that you previously were provided under this agreement. Please also supplementally tell us the names and salaries of any new executives and recent or expected future increases in salaries of existing executives. Please include these amounts in your pro forma statements of operations.

9. Please clearly disclose the significant estimates and assumptions you used to arrive at each adjustment amount as well as how the adjustment was computed. For example, please show how you arrived at the amount of adjustment 3(e), including the interest rate

William F. Lacey
GSE Holding, Inc.
October 31, 2011
Page 3

used and your basis for using this interest rate in a similar manner to the note to adjustment 2(a).

10. Please ensure that adjustment 2(a)(vi) limits the elimination of historical interest expense to the amount of historical interest expense on the actual dollar amount of debt extinguished at the time of the Refinancing Transaction rather than all historical interest expense related to this debt. Please also revise the related footnote to discuss how you computed the amount of the adjustment.

11. For adjustment (4), we remind you that only those offering shares used to repay debt should be included in the denominator used to compute pro forma earnings per share. Please disclose how many offering shares were included in your computation and how many were excluded, and explain why. Please also disclose any shares not included for anti-dilution reasons.

Selected Financial Data, page 43

12. Please also present here and on page 13 the loss from continuing operations per share for each period presented.

Management's Discussion and Analysis of Financial Condition . . . , page 47

Results of Operations, page 51

13. We note your response to comment 21 of our letter dated August 4, 2011. Your gross profit percentage for the six months ended June 30, 2011 was 15.5% compared to 9.6% for the six months ended June 30, 2010. Please address the following:

- Please disclose whether you expect your gross profit percentage to continue to remain at levels consistent with the six months ended June 30, 2011; and

- Please quantify the impact of each of the significant factors that led to fluctuations in your gross profit percentages from period to period, including increased sales prices and higher raw material costs.

14. We note your response to comment 24 of our letter dated August 4, 2011. Your discussion of each segment's EBITDA and Adjusted EBITDA does not appear to discuss the specific factors that led to significant fluctuations in these amounts from period to period. For example, you state that Adjusted EBITDA from North American operations was $13.5 million during the six months ended June 30, 2011 compared to $3.3 million during 2010, which was due to the increase in EBITDA and the loss on extinguishment of debt. Please also provide a quantified discussion of the significant factors that led to fluctuations in EBITDA.

Liquidity and Capital Resources, page 62

15. We note your response to comments 25 and 26 of our letter dated August 4, 2011. Please address the following:

- Your disclosures indicate that you only have approximately $11 million available under your financing arrangements as of June 30, 2011. As previously requested, please address the sufficiency of this availability given your current liquidity requirements;

- It is not clear where you have provided disclosures regarding significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. For example, your cash and cash equivalents balance went from $15.2 million at December 31, 2010 to $10.5 million at June 30, 2011. Please advise or revise as necessary; and

- You state that you believe that your cash on hand, together with the availability of borrowings under your Senior Secured Credit Facilities and other financing arrangements and cash generated from operations will be sufficient to meet working capital requirements, anticipated capital expenditures, and scheduled interest payments on your indebtedness for at least the next 12 months. You then later state that you cannot assure however, that your borrowing capacity or cash flow from operations will be sufficient to enable you to service your indebtedness or to fund your other liquidity needs. This sentence appears to be inconsistent with the prior sentence. Please advise or revise as necessary.

Cash and Cash Equivalents, page 63

16. We note your response to comment 28 of our letter dated August 4, 2011. Please also disclose, if true, that you are permanently reinvesting these foreign cash and cash equivalents amounts outside the U.S. and do not intend to repatriate these amounts.

The Refinancing Transactions; Description of Long-Term Indebtedness, page 64

Second Lien Term Loan, page 64

17. Please revise your disclosure to include a brief definition of payment in kind interest. In addition, please tell us what consideration you have given to including specific risk factor disclosure about the material risks, if any, attendant to the PIK feature of your Second Lien Term Loan.

Critical Accounting Policies and Estimates, page 71

Goodwill, page 73

18. We note your response to prior comment 32. Your disclosures indicate that you changed the methodologies used for valuing goodwill in the current year. Specifically, it appears that you only used the income approach in 2009 to determine the fair value of your reporting units. In 2010, you used both the income and market approach. Please disclose whether the change in methodology had any significant impact on your goodwill impairment analysis. Please also tell us by what percentages the fair value of your reporting units would have exceeded the carrying value for each of your reporting units if you had continued to only use the income approach in 2010.

19. Please help us further understand how your interest payments and corresponding debt amounts were incorporated into your fair values of reporting units under the discounted cash flow method. Your response indicates that you did not include these payments in your discounted cash flow analysis. Please tell us how you determined this was appropriate.

Executive Compensation, page 104

Compensation Discussion and Analysis, page 104

Elements of Compensation, page 105

Performance-Based Cash Incentive Awards, page 106

20. We note your response to comment 39 of our letter dated August 4, 2011. Please disclose the pre-established percentage allocations for the individual performance goals established for Mr. Arnold and Mr. Taylor for 2010.

Bonus Letter Agreements, page 108

21. We note your response to comment 41 of our letter dated August 4, 2011 and your revised disclosure. We further note, based on your disclosure on page 33 and the agreement filed as Exhibit 10.51 to the registration statement, that you have a bonus letter agreement with your current chief financial officer, Mr. Lacey. Recognizing that Mr. Lacey became your chief financial officer in August 2011 and thus was not a NEO for 2010, please expand your compensation disclosure here or in an appropriate section to clarify that you have a bonus letter agreement with Mr. Lacey and to discuss the material terms of that agreement. Please refer to Instruction 2 of the Instructions to Item 402(b) of Regulation S-K.

Employment Agreements, page 121

22. We note your response to comment 47 of our letter dated August 4, 2011 and your revised disclosure and additional exhibits. We further note that the dates referenced in your discussion of Mr. Nigh's, Mr. McCourt's, and Mr. Taylor's offer letters do not correspond to the dates in your exhibit index for these agreements. Please address these apparent inconsistencies. Additionally, please discuss the material terms of your offer letter to and your change in control and retention agreement with Ms. Champagne.

Potential Payments Upon Termination and Change in Control, page 123

23. We note the revisions you made to the table on page 124 with respect to Mr. Taylor. Given that the table assumes a change in control or termination of employment as of December 31, 2010 and given that your change in control agreement with Mr. Taylor is dated July 28, 2011, please revise the footnote for Mr. Taylor to clarify that for illustrative purposes you are assuming that he had the benefits under the July 28, 2011 agreement as of December 31, 2010.

Financial Statements

Notes to the Financial Statements, page F-7

Note 17. Related Party Transaction, page F-37

Management Agreement with CHS Management IV LP, page F-37

24. We note your response to comment 61 of our letter dated August 4, 2011. It does not appear that additional disclosures were provided, as your response indicates, regarding the amendment to your management services agreement. Please advise or revise as necessary.

Note 18. Segment Information, page F-38

25. We note your response to comment 63 of our letter dated August 4, 2011. Please further advise how you determined that Latin America, Asia Pacific, Europe & Africa and Middle East have similar economic characteristics. It appears, based upon historical gross margin information provided for each segment, that the financial trends of these operating segments are sufficiently varied to preclude you from determining that they are all similar given the wide range of the historical gross margins and the trends exhibited by these margins period over period. In addition, please provide us with the historical gross margin information for each segment for 2006, 2007, and the six months ended June 30, 2011 as well as each subsequent years and interim periods for which you have budgeting information. Please also show the period over period percentage difference as well. In addition, please also provide us, for each segment, with the sales, gross profit,

Adjusted EBITDA, Adjusted EBITDA as a percentage of sales in a similar manner when you provide us with your revised response. Please provide us with detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between each operating segment and your basis for concluding that each difference was only temporary. Refer to ASC 280-10-50-11 as well as ASC 280-10-55-35 and 36.

Unaudited Financial Statements for the Period Ended June 30, 2011

26. Please address the above comments, as applicable.

Exhibit Index, page II-6

27. We note your response to comment 66 of our letter dated August 4, 2011. Please note that we are reviewing your pending confidential treatment request concurrently with our review of your registration statement, and we will not accelerate the effective date of your registration statement until all comments on both the registration statement and the confidential treatment request have been resolved. We will send comments, if any, on your pending confidential treatment request under separate cover.

Exhibit 23.2

28. Please have your auditors revise their consent to ensure that the report date is the same as the date included on page F-2. In this regard, the report date on page F-2 is July 8, 2011 except for note 3, as to which the date is October 19, 2011.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela Long
Assistant Director

cc: Theodore A. Peto
        Kirkland & Ellis LLP